Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Corporation NIRE 35300010230 NOTICE TO THE SHAREHOLDERS Itaú Unibanco Holding S.A. (“Company”), pursuant to section 21-G, paragraphs 1 and 2 of CVM Instruction 481/09, informs its shareholders that, on this date, the Management’s Proposal referring to the Annual General Meeting of Shareholders to be held on April 24, 2019 was resubmitted to exclude from the order of the day the proposed reelection of Mr. Amos Genish, given that he has tendered his resignation, on April 16 2019, as a member of the Company’s Board of Directors, consequently altering the number of seats to be provided to the Board of Directors. We wish to point out that any votes in favor of the deliberation withdrawn will be disregarded and that the Company will immediately notify its shareholders in the event a new candidate is proposed to replace Mr. Amos. We thank Mr. Amos for his valuable contributions within his remit on the Company’s Board of Directors. The resubmitted Management Proposal is available on the Company’s investor relations website (www.itau.com.br/investor-relations), as well as on the websites of the Brazilian Securities Commission (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). São Paulo, April 17, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Corporation NIRE 35300010230 NOTICE TO THE SHAREHOLDERS Itaú Unibanco Holding S.A. (“Company”), pursuant to section 21-G, paragraphs 1 and 2 of CVM Instruction 481/09, informs its shareholders that, on this date, the Management’s Proposal referring to the Annual General Meeting of Shareholders to be held on April 24, 2019 was resubmitted to exclude from the order of the day the proposed reelection of Mr. Amos Genish, given that he has tendered his resignation, on April 16 2019, as a member of the Company’s Board of Directors, consequently altering the number of seats to be provided to the Board of Directors. We wish to point out that any votes in favor of the deliberation withdrawn will be disregarded and that the Company will immediately notify its shareholders in the event a new candidate is proposed to replace Mr. Amos. We thank Mr. Amos for his valuable contributions within his remit on the Company’s Board of Directors. The resubmitted Management Proposal is available on the Company’s investor relations website (www.itau.com.br/investor-relations), as well as on the websites of the Brazilian Securities Commission (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). São Paulo, April 17, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations